As filed with the Securities and Exchange Commission on April 25, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Dividend Capital Total Realty Trust Inc.

(Name of Subject Company (Issuer))

Dividend Capital Total Realty Trust Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$54,900,000.00(a)	$6291.54(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 9,150,000 shares in the offer, based upon a price per share of $6.00.

(b)	Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6291.54

Form or Registration No: Schedule TO

Filing Party: Dividend Capital Total Realty Trust Inc.

Date Filed: April 6, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 6, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash up to 9,150,000 shares of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated April 6, 2012 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and 11 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented and amended as follows:

(1) The sixth bullet under the section titled “What are the most significant conditions to this Offer?” appearing on page 8 of the Offer to Purchase shall be replaced in its entirety with the following.

•	MPF shall not have extended, amended or terminated the MPF Offer in any manner, except for an amendment to the Schedule TO filed by MPF solely to report the results of the MPF Offer;

(2) The fourth main bullet under the section titled “12. Conditions of this Offer; Extension of the Tender Offer; Termination; Amendment.” appearing on page 27 of the Offer to Purchase shall be replaced in its entirety with the following:

•	MPF extends, amends or terminates the MPF Offer in any manner, except for an amendment to the Schedule TO filed by MPF solely to report the results of the MPF Offer;

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits

See Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott
Name M. Kirk Scott Title: Chief Financial Officer and Treasurer

Dated: April 25, 2012

Exhibit List

(a)(1)	Offer to Purchase, dated April 6, 2012*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Text of Letter to Stockholders of the Company dated April 6, 2012*

(a)(4)	Text of E-mail to Financial Advisors*

(a)(5)	Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on April 6, 2012*

(b)(1)	Credit Agreement, dated September 27, 2011, among Dividend Capital Total Realty Operating Partnership, L.P., as the borrower, PNC Bank, National Association, as administrative agent, swing line lender and L/C issuer, and the lender parties thereto, filed as Exhibit (b)(1) to the Company’s Schedule TO, filed by the Company with the Securities and Exchange Commission on October 17, 2011*

(c)-(h)	Not applicable

*Previously filed or incorporated by reference.